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                                                                    Exhibit 99.1

Kinross Gold Corportion
40 King Street West, 52nd Floor
Toronto, ON  M5H 3Y2
T:416.365.5123 | F: 416.363.6622
Toll free: 1.866.561.3636
www.kinross.com


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                                                                    NEWS RELEASE
                                                                   JUNE 20, 2006


                 KINROSS SELLS BLANKET MINE TO CALEDONIA MINING


TORONTO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") today announced that it has entered into a definitive agreement with Caledonia Mining (TSX-CAL) ("Caledonia") to exchange Kinross' Blanket Mine located in Zimbabwe for 20 million common shares of Caledonia and US$1 million in cash. The sale does not impact Kinross' production profile or cash flow in the future as the asset was written down in 2002.

Caledonia is a diversified mining company with gold and PGE exploration in South Africa and base metal and diamond exploration in Zambia.

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the fourth largest primary gold producer in North America and the eighth largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross' strong balance sheet and no-gold hedging policy allow it to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).

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For additional information, e-mail info@kinross.com or contact:

INVESTOR RELATIONS CONTACT:                         MEDIA CONTACT:

TRACEY M. THOM                                      TIM TUTSCH
DIRECTOR, INVESTOR RELATIONS                        WILCOX GROUP
& CORPORATE COMMUNICATIONS                          FOR KINROSS GOLD
Tel. (416) 365-1362                                 Tel. (416) 203-6666
tracey.thom@kinross.com                             tim.tutsch@wilcoxgroup.com